VIA EDGAR

September 12, 2014

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Kevin Woody, Branch Chief

Re:    Healthcare Services Group, Inc. (the “Company” or “we”)
Form 10-K for the Year Ended December 31, 2013
Filed on February 21, 2014
File No. 000-12015

Dear Mr. Woody:

This letter responds to your letter dated August 15, 2014, which sets forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company's Annual Report on Form 10-K for the year ended December 31, 2013 (the “2013 Form 10-K”). The Staff's August 15, 2014 letter references the Company's letter, dated July 30, 2014, to the Staff regarding the Staff's comments contained in your letter dated July 1, 2014.

For your convenience, we have included the Staff's comments in italics before the corresponding response. The Staff's comments and the Company's responses thereto are numbered to correspond with the paragraphs numbered in your August 15, 2014 letter. Where indicated below, the Company intends to draft its disclosure in future filings with the Commission under the Securities Exchange Act of 1934, as amended, to reflect the positions explained in the comment responses below.

Form 10-K for the year ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Accrued Insurance Claims, page 28

1.
We have reviewed your response to comment number one. Given the magnitude of the unfavorable development during the years presented, please tell us and disclose in future filings, the reasons for the unfavorable development and how management has addressed these changes in their reserving methodology. If appropriate, please include a discussion of any changes in the severity and/or frequency of claims that may have caused the unfavorable development.

Response:

To address the Staff's comment, in future filings, the Company will disclose the reasons for unfavorable self-insurance claim developments and how management addressed these changes in its reserving methodology.

The Company's self-insurance policy is tied directly to the incidence and severity of injuries. We seek to contain our insurance claims costs through an aggressive approach to claims management. We use managed-care systems to reduce medical costs and keep time-loss costs to a minimum by assigning injured workers, whenever possible, to short-term assignments which accommodate the workers' physical limitations. We believe these assignments minimize both time actually lost from work and covered time-loss costs. We employ internal, professionally licensed risk management personnel and engage third-party claims administrators ("TPA") to provide the principal claims management expertise. Typical management procedures include performing thorough and prompt on-site investigations of claims filed by employees, working with physicians to encourage efficient medical management of cases, denying questionable claims and attempting to negotiate early settlements to eliminate future development of claims costs. We believe these procedures have resulted in a reduction in the frequency of fraudulent claims.

We recognize our self-insurance liability for the ultimate payment of incurred claims and claims adjustment expenses by accruing liabilities which represent estimates of future amounts necessary to pay claims and related expenses with respect to covered events that have occurred. When a claim involving a probable loss is reported, our TPA establishes a case reserve for the estimated amount of probable loss. The estimate reflects an informed judgment based on established case reserving practices and the experience and knowledge of our claims management staff and the TPA regarding the nature and expected amount of the claim, as well as the estimated expenses of settling the claim, including legal and other fees and expenses of claims administration. The adequacy of such case reserves in part depends on the professional judgment of both our claims management staff and our TPA to properly and comprehensively evaluate the economic consequences of each claim. Our reserves include an additional component for both estimated future adverse loss development in excess of initial case reserves on open claims. Our reserves do not include an estimated provision for the incidence of unknown or unreported catastrophic claims.

As part of the case reserving process, historical data is reviewed and consideration is given to the anticipated effect of various factors, including known and anticipated legal developments, inflation and economic conditions. Reserve amounts are based on management’s estimates, and as other data becomes available, these estimates are revised, which may result in increases or decreases in existing case reserves. Management’s internal accrual process for insurance expense is based upon the immediate recognition of an expense and the related liability at the time a claim occurs; the value ascribed to the expense and liability is based upon our internal claims management staff and the TPA's estimate of ultimate claim cost.

For the years ended December 31, 2013, 2012 and 2011, the Company's self-insurance reserve accruals were unfavorably impacted by, both, a growth in our business within certain states and within our dining services operating segment. Based on the adverse impact these trends had on the severity of our claims, we evaluated our prior year claim activity and the shift in our business. In an effort to reduce future unfavorable developments, the Company has adjusted its estimates by increasing the current year case reserves established by our TPA. Additionally, the Company advises the Staff that our reserve as a percentage of payroll has increased from 2011 to 2013. We believe our estimates reflect changes in the trends of our claims and associated developments in recent years. As part of the evaluation of our self-insurance programs and related estimates, and in consideration of such trends and developments, we are evaluating additional enhancements, including the use of an actuary, to our estimation process.

If you have any questions about the foregoing, please feel free to contact me at (267) 525-8524 or Kenneth A. Schlesinger, Esq. of Olshan Frome Wolosky LLP, the Company's outside legal counsel, at (212) 451-2252.

Sincerely,

/s/ John C. Shea

John C. Shea
Chief Financial Officer

Enclosures

cc:	Shannon Sobotka, Securities and Exchange Commission
Kenneth A. Schlesinger, Olshan Frome Wolosky LLP

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